

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2010

Russ M. Strobel
Chairman, President and Chief Executive Officer
Nicor Inc.
1844 Ferry Road
Naperville, Illinois 60563-9600

> **Re:** **Nicor Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 10, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 3, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 3, 2010**
> **File No. 001-07297**

Dear Mr. Strobel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 1

1. Please provide the disclosure required by Item 101(c)(1)(xii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Financial Condition and Liquidity, page 27

2. We note the significant fluctuations in your operating cash flows. In this regard, we note the net cash flow provided from (used for) operating activities of $570.8 million and ($27.4) million for the years ended December 31, 2009, and 2008, respectively. When there has been material variability in your historical cash flows, you should provide a more robust disclosure focusing on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows and cash management decisions. Please revise to provide the disclosure accordingly. Please see SEC Release No. 33-8350.

3. We note your capital expenditures for your other energy ventures are estimated to increase $54 million in 2010. Please enhance your disclosure to state the reason for this increase in capital expenditures between 2009 and 2010. Please see Item 303(a)(2)(i) of Regulation S-K.

4. We note that in a July of 2009 private placement, you issued $50 million First Mortgage Bonds due in 2019. We further note that in an August of 2008 private placement, you issued $75 million First Mortgage Bonds due in 2038. Please provide the information required under Item 701(d) of Regulation S-K for these transactions.

Contractual Obligations, page 30

5. Please explain and disclose what comprises other long term liabilities on your consolidated balance sheet of $133.6 million as of December 31, 2009. Further, please clarify if these liabilities were included in your contractual obligations table. If not, explain to us why they were excluded.

Other Matters, page 31

6. We note your disclosure that "[c]hanges to the operating agreement by the ICC that restrict or prohibit inter-company transactions that currently are permitted could adversely impact the company's results of operations, cash flows and financial condition." Please explain to us and disclose the nature of the significant inter-company

transactions that, if restricted, would adversely impact your results of operations, cash flows and financial condition.

Notes to the Consolidated Financial Statements, page 48

Note 1. Accounting Policies, page 48

Regulatory Assets and Liabilities, page 48

7. We read your disclosure, "[t]he regulatory postretirement asset is expected to be recovered from ratepayers over a period of approximately 10 to 12 years." Please tell us and disclose how you historically recovered these postretirement costs. In this regard, please also explain to us how you concluded the probability of recovery threshold has been met.

Note 11. Postretirement Benefits, page 61

8. We note your disclosure that you established your expected long-term return on asset assumption based on both historical and projected returns. In this regard, explain to us in more detail the methodology used in determining the expected long-term return assumption on plan assets of 8.50% and how you concluded that the rate used is reasonable. Please disclose the extent of your reliance on historical returns and how you converted that into projected returns. Please be detailed in your analysis. In your response, please summarize for us by asset class your actual long-term returns for the life of such assets, and for the historical 10 and 15 year periods ended December 31, 2009; and then contrast these actual returns with their benchmarks for similar asset classes. If your actual historical returns fall significantly below your expected return of 8.50%, then explain how you concluded the expected return assumption of 8.50% was reasonable given your methodology. Please see FASB ASC 715-20-50-1.d.3 and 715-30-35-47. We may have further comment.

Note 21. Contingencies, page 72

9. We note Nicor Gas remains a defendant in several private lawsuits in the Circuit Court of Cook County, Illinois related to its historical use of mercury. Please disclose the dates these private lawsuits were instituted. Please see Item 103 of Regulation S-K.

Item 9A. Controls and Procedures, page 76

10. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective as of such date "to ensure that information required to be disclosed by [you] in reports [you] file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the United States Securities and Exchange Commission rules and forms." As you have included a portion of the definition of

disclosure controls and procedures with your effectiveness conclusion, you must include the entire definition. Please confirm, if true, that your disclosure controls and procedures were also effective to ensure that information required to be disclosed by an issuer in the reports that you file or submit under the Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please see Exchange Act Rule 13a-15(e). Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective. This comment also applies to your Form 10-Qs for the periods ending March 31, 2010 and June 30, 2010.

Definitive Proxy Statement on Schedule 14A filed March 10, 2010

Transactions with Related Persons, page 13

11. We note that under your written procedures followed in connection with related person transactions, such transactions involving executive officers, directors or director nominees are reviewed by your corporate governance committee. Under Instruction 1(b)(i) to Item 404(a) of Regulation S-K, a related person also includes a security holder covered by Item 403(a) of Regulation S-K. Please disclose whether you have any related person transactions in 2009 including this standard and please revise your definition of related person to include security holders covered by Item 403(a) of Regulation S-K.

12. We note your statement on page 8 that one of your directors, Mr. Martin, is a trustee of the United Way of Greater Chicagoland and that you made approximately $355,000 in contributions to United Way in 2009. Please provide the disclosure required under Item 404(a) of Regulation S-K for this transaction or tell us why you believe disclosure is not necessary.

Compensation Discussion and Analysis, page 15

Setting of Compensation, page 17

13. You mention that your total target compensation is "established by reference to competitive market data" and that each NEO's total compensation is "generally targeted to the median of the competitive market data used in setting [their] compensation." Considering it appears that you engage in benchmarking of your total compensation, please identify the benchmark and the components of the benchmark. Please see Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Annual Incentives, page 18

14. We note your statement on page 18 that the actual amount payable to Mr. D'Alessandro under the annual incentive component of your compensation program is dependent on Nicor Gas' Operational O&M and five operational measures based on key performance metrics. Please disclose these five operational measures and the key performance metrics they are based upon. Please also disclose:

   - the actual results of these key performance metrics, and
   - the threshold, targeted and maximum for these key performance metrics, if applicable.

   Please further disclose how Nicor Gas' Operational O&M is calculated and why this measure was selected. Please see Item 402(b)(1)(v) and Item 402(b)(2)(v) of Regulation S-K.

15. We note your statement on page 21 that Mr. Murrell's annual incentive award was based 80% on achieving an operating income goal of $36.9 million and based 20% on achievement of other goals relating to Tropical Shipping's business performance. We further note Mr. Murrell's targeted annual incentive amount was 55% of his base salary and his actual annual incentive was 15.4% of his base salary based on Tropical Shipping's operating income of $29.1 million and the results of his other goals. Please disclose what the other 20% achievement of other goals which Mr. Murrell's annual incentive award was based on. Please also disclose:

   - the actual results of these other goals,
   - the threshold, targeted and maximum for these other goals, and
   - the threshold, targeted and maximum for the operating income goal.

   Please see Item 402(b)(1)(v) of Regulation S-K.

Summary Compensation Table, page 23

16. Please provide compensation information for Mr. D'Alessandro for 2008 and 2007 or tell us why you believe it is not necessary to do so. Please see Item 402(c)(1) of Regulation S-K.

17. Please provide the value of your stock awards using the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Please also provide this information for your director compensation table. Please see Item 402(c)(2)(v) and 402(k)(2)(iii) of Regulation S-K.

Grant of Plan-Based Awards, page 25

18. Please enhance your disclosure of your long-term incentive plan. Specifically, please explain to us how the threshold, target and maximum numbers in the estimated future payouts under equity incentive plan awards column was calculated given the targeted opportunities you set forth for your NEOs (except Mr. Murrell) at the bottom of page 19 and the PCU payout percentages in the first paragraph on page 20.   Please provide this information for Mr. Murrell given the corresponding targeted awards and percentages set forth for him in the third and fourth full paragraphs on page 21. Please also explain how the all other stock awards column was calculated. Please see Item 402(b)(1)(v) of Regulation S-K.

Option Exercises and Stock Vested, page 28

19. Please disclose how the performance units that were vested and paid out in 2010 were calculated given the PCU payout percentages you set forth in the fifth full paragraph on page 21 for Mr. Murrell and the second paragraph on page 20 for your other NEOs. Please see Item 402(b)(1)(v) of Regulation S-K.

Nicor's Compensation Policies and Practices as They Relate to Risk Management, page 36

20. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula at (202) 551-3339 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Mara

Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Neil J. Maloney